EXHIBIT 99.1

Amira Nature Foods, Ltd Announces Symbol Change

For Immediate Release

Amira Nature Foods, Ltd, a company formed under the laws of the British Virgin Islands, (the “Company”) today announced that the Company's ticker symbol on the New York Stock Exchange will be changed to "RYCE" from "ANFI”. Commencing on December 20, 2019, at the market open, the Company’s Ordinary Shares will begin trading under the Company's new ticker symbol. No action is needed from current shareholders in relation to the ticker symbol.

On December 10, 2019, Amira Nature Foods, Ltd. (the “Company”) filed a Certificate of Amendment (the “Amendment”) to the Company’s Memorandum and Articles of Association, as amended with the Registrar of Corporate Affairs of the British Virgins Islands (the “BVI”) to effect a 20-for-1 reverse stock split (the “Reverse Split”) of the outstanding shares of the Company’s Ordinary Shares (the “Ordinary Shares”).

As previously reported, on December 4, 2019, the Company’s Board of Directors approved the Amendment to effect the Reverse Split at a ratio of 20-for-1. In connection with the Reverse Split and new symbol, a vote of the shareholders of the Company is not required and as such, no shareholder vote or meeting of shareholders was held. The Reverse Stock Split is intended to bring the Company into compliance with the $1.00 minimum average closing share price requirement for continued listing on the New York Stock Exchange (the “NYSE”).

As a result of the Reverse Stock Split, every twenty shares of issued and outstanding Ordinary Shares will be automatically combined into one (1) issued and outstanding share of Ordinary Shares. In connection with the Reverse Split, the Company’s par value per share will be increased from $0.001 to $0.02.

The Ordinary Shares will begin trading on a split-adjusted basis with the symbol “RYCE” on the New York Stock Exchange at the market open on December 20, 2019.

Both before and after the Reverse Split, the Company is authorized to issue unlimited Ordinary Shares. The Reverse Stock Split will reduce the number of shares of Ordinary Shares outstanding from approximately 44,421,835 to approximately 2,221,092 shares, subject to adjustment for the rounding up of fractional shares.

Stockholders holding certificated shares will receive information from Continental Stock Transfer & Trust Company regarding the process for exchanging their stock certificates. Stockholders who hold their shares in book-entry form or in “street name” (through a broker, bank or other holder of record) will not be required to take any action.

This Form 6-K Report by Amira Nature Foods, Ltd, (the “Company’) contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends that the Company believes may affect the Company’s financial condition, results of operations, business strategy and financial needs. There is no assurance that the Company’s current expectations and projections are accurate. These forward-looking statements include, but are not limited to, risks and uncertainties involving the Company including its ability to maintain its listing on the NYSE. All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K are based on information available to the Company on the date hereof. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to differ materially from those implied by the forward-looking statements. More detailed information about these risk factors are set forth in the Company’s filings with the Securities and Exchange Commission, including, but not limited to, those risks and uncertainties listed in the section entitled “Risk Factors,” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 16, 2018. The Company operates in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for the Company’s management to predict all risk factors, nor can the Company assess the impact of all factors on Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. The Company does not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.